CF GLOBAL TRADING, LLC
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52725

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CF Global Trading, LLC & Subsidiaries

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Park Avenue, Suite 1710
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edouard Dejoux 212-888-4711
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown PC
(Name – *if individual, state last, first, middle name*)

465 South Street, Suite 200	Morristown	NJ	07960
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edouard Dejoux, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CF Global Trading, LLC & Subsidiaries, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

SHARI GERRINGER
Notary Public, State of New York
No. 01GE6304053
Qualified in Nassau County
Commission Expires May 19, 2018

Signature

Chief Operating Officer
Title

2/23/17
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
CF Global Trading, LLC

We have audited the accompanying consolidated statement of financial condition of CF Global Trading, LLC (the "Company"), as of December 31, 2016. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial condition of CF Global Trading, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 23, 2017

WithumSmith+Brown, PC 465 South Street, Suite 200, Morristown, New Jersey 07960-6497 T (973) 898 9494 F (973) 898 0686 withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2016

ASSETS

Cash and cash equivalents	$ 8,092,442
Due from brokers	2,126,641
Investments, at fair value	654
Fixed assets - net of accumulated depreciation and amortization of $ 2,601,408	89,762
Research credits receivable	338,505
Prepaid expenses	349,450
Other assets	256,656
	$ 11,254,110

LIABILITIES

Accounts payable and accrued expenses	$ 917,386
Research credits payable	544,685
Due to brokers	526,948
Deferred rent	16,515
	2,005,534

Commitments (Note G)

MEMBERS' CAPITAL

Members' interest	10,109,857
Accumulated other comprehensive loss – Foreign exchange	(861,281)
	9,248,576
	$ 11,254,110

See notes to consolidated financial statement

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statement
December 31, 2016

NOTE A - NATURE OF BUSINESS

CF Global Trading, LLC (the "Parent"), a Delaware limited liability company, was organized on April 18, 2000. The Parent is a registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Parent was organized for the principal purpose of engaging in international securities brokerage business and acts as an agency or introducing broker for institutional customers. It clears all transactions through other broker-dealers on a fully disclosed basis. The Parent shall continue for an indefinite time, as allowed for in the Amended Limited Liability Company Agreement (the "Agreement"). CF Global Trading (UK) Ltd, incorporated in the United Kingdom and Authorized and Regulated by the Financial Conduct Authority, and CF Global (HK) Limited, incorporated in Hong Kong and licensed by the Securities and Futures Commission, are wholly-owned subsidiaries of the Parent and act as agency or introducing brokers in their respective region.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Basis of presentation:

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

[2]   Principles of consolidation:

The consolidated financial statements of CF Global Trading, LLC and Subsidiaries (collectively, the "Company") include the accounts of CF Global Trading, LLC and its wholly-owned subsidiaries, CF Global (HK) Limited, and CF Global Trading (UK) Limited, Comprehensive income relates to foreign translation gains and losses due to consolidation with non-U.S. entities. All material intercompany transactions and balances have been eliminated in consolidation.

[3]   Cash and cash equivalents:

The Company considers money market funds and all investment instruments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents include foreign bank balances in the amount of $2,014,918.

[4]   Due from brokers:

The amounts due from brokers consist of cash balances and the net of receivables and payables for unsettled trades. The amount due from broker in the statement of assets and liabilities includes cash held at the clearing broker totaling $1,015,398. This amount is held as a security by the clearing broker.

[5]   Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis.

[6]   Translation of foreign currencies:

The financial position and results of operations of the Company's foreign subsidiaries are measured using the foreign subsidiary's local currency as the functional currency. Revenues and expenses of such subsidiaries have been translated into U.S. dollars at average exchange rates prevailing during the year. Assets and liabilities have been translated at the rates of exchange on the statement of financial condition date. The resulting translation gain or loss adjustment is shown as other comprehensive income in the consolidated statement of operations and is described further in Note I of these notes to consolidated financial statements.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Foreign currency transaction gains included in operations totaled $304,217 in 2016.

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statement
December 31, 2016

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[7]   Valuation of investments :

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e. the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy that consists of three levels is used to prioritize inputs to fair value valuation techniques:

Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2   Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3   Unobservable inputs. Unobservable inputs reflect the assumptions that the members develop based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The members use judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

The Company held common stock of publicly traded entities and exchange-traded funds which are classified within Level 1 of the fair value hierarchy. Securities positions that are listed on securities exchanges or listed on the NASDAQ National Market are valued at the last reported sales price on the primary securities exchanges on the last business day of the accounting period. If there are no sales on that day, they are valued at their closing bid prices.

Investments are classified within Level 2 of the fair value hierarchy because they are not traded in active markets or are subject to transfer restrictions and their valuations are based on available market or other indicative information. The Company's investment in US Treasury Bonds are classified within Level 2 of the fair value hierarchy

Investments are classified within Level 3 of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. The investments in investment funds, which are held by the Company's Hong Kong subsidiary, are classified within Level 3 of the fair value hierarchy.

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[8] Depreciation and amortization:

Depreciation is provided using the straight-line method over the estimated useful lives of the assets of five years for furniture, equipment and capitalized software. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease, whichever is shorter.

[9] Income taxes:

The Parent has elected to be classified as a partnership for U.S. federal income tax purposes. CF Global Trading (UK) Limited is included in the federal income tax return filed by the Parent. The Parent is not required to pay income taxes on income, profits or capital gains. Each member's applicable share of the Company's taxable income is reported on the member's individual income tax returns.

The Parent and CF Global Trading (UK) Limited are subject to the New York City unincorporated business tax, which requires an add-back for members' compensation. The difference between the effective tax rate and statutory rate for Unincorporated Business Tax ("UBT") results from adjustments to book income for nondeductible expenses, foreign subsidiary income not included for New York City purposes, apportionment of taxable income between New York City and other locations and the add-back of members' guaranteed payments.

The Company is also subject to income taxes from non-U.S. jurisdictions. Each member's applicable share of the Company's U.S. and state taxable income is reported on the member's individual income tax returns.

Undistributed earnings of CF Global (HK) Limited amounted to approximately $3.4 million at December 31, 2016. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon repatriation of those earnings, in the form of dividends or otherwise, such amounts would be passed through to the members for federal and state income tax purposes.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the consolidated statement of operations.

For the year ended December 31, 2016, management has determined that there are no material uncertain income tax positions, and as such, no interest or penalties were recognized in 2016.

There are currently no income tax returns under audit.

[10] Use of estimates:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[11] Client commission arrangement or research credits:

The company ensures commission arrangement with customers fall within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act as amended, which provides for the payment of research, brokerage, and other expenses permissible

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statement
December 31, 2016

NOTE C - FAIR VALUE OF INVESTMENTS

The following are the Company's investments owned by level within the fair value hierarchy at December 31, 2016:

	Fair Value	Fair Value Hierarchy
Assets:		
Common stock	$ 298	Level 1
Bonds		Level 2
Investment funds	356	Level 3
	$654	

The following summarizes changes in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2016   The information reflects gains and losses for the full year for assets and liabilities categorized as Level 3 as of December 31, 2016. The information does not include gains or losses for assets and liabilities that were transferred out of Level 3 prior to December 31, 2016.

	Level 3 Investment Funds
Balance - beginning of year	$ 702
Proceeds from sales of investments	(51)
Net realized and unrealized loss on investments	(295)
Balance - end of year	$ 356
Change in unrealized depreciation	$ (248)

The valuation technique for Level 3 investment funds is to value them at their net asset value at December 31, 2016. Unobservable inputs for Level 3 investments relate to liquidity of the underlying fund investments.

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statement
December 31, 2016

NOTE C - FAIR VALUE OF INVESTMENTS (CONTINUED)

The following summarizes changes in fair value of the Company's Level 2 assets and liabilities for the year ended December 31, 2016. The information reflects gains and losses for the full year for assets and liabilities categorized as Level 2 as of December 31, 2016.

	Level 2 Investment
Balance - beginning of year	$ 996,370
Sale proceeds from securities	(1,126,670)
Net realized and unrealized losses on investments	130,300
Balance - end of year	$ -
Change in unrealized depreciation	$ (57,088)

Transfers between Levels 1 and 2 generally relate to whether a market becomes active or inactive. Transfers between Levels 2 and 3 generally relate to whether significant relevant observable inputs are available for the fair value measurements in their entirety. There were no transfers between levels during the year ended December 31, 2016.

See Note B[6] for additional information related to the fair value hierarchy and valuation techniques and inputs.

NOTE D – MEMBERS' CAPITAL

Members' capital consists of common interests and management interests. Management interests represented 12.9% of members' capital as at December 31st, 2016 and does not entitle the holder to vote on any Company related matter.

Income and losses are allocated among the members based on their participating percentages, as defined in the Company's LLC Agreement.

NOTE E – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2016, the Company had net capital of $2,185,753 which was $1,832,786 in excess of its required net capital of $352,967. The Company's ratio of aggregate indebtedness to net capital was 2.41 to 1.

CF Global (HK) Limited is a securities dealer licensed by the Hong Kong Securities and Futures Commission, and was required to maintain liquid capital of $386,802 as of December 31, 2016. As of December 31, 2016, CF Global (HK) Limited is in compliance with this requirement.

CF Global Trading (UK) Limited is a securities dealer licensed by the UK Financial Conduct Authority (FCA). Under FCA rules, CF Global Trading (UK) Limited is required to maintain the Fixed Overhead Requirement, which at December 31, 2016 was $552,182. As of December 31, 2016, CF Global Trading (UK) Limited is in compliance with this requirement.

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of such rule.

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statement
December 31, 2016

NOTE F – FIXED ASSETS

Fixed assets at December 31, 2016 are comprised of the following:

Computer and office equipment	$ 1,080,549
Furniture and fixtures	292,759
Leasehold improvements	538,559
Capitalized software	779,303
Total cost	2,691,170
Less accumulated depreciation	(2,601,408)
Fixed assets	$ 89,762

NOTE G – COMMITMENTS

The Company occupies office space under various noncancelable operating leases with terms expiring through 2019. One of the leases is secured by a letter of credit in the amount of $115,885 expiring April 30, 2017. Minimum rental commitments under noncancelable leases are as follows:

Year Ending December 31,	
2017	$ 662,448
2018	199,195
2019	67,519
	$ 929,162

Rent expense was $969,976 for the year ended December 31, 2016. Deferred rent was $16,515 at December 31, 2016. The deferred rent represents adjustments to recognize rent on a straight-line basis resulting from step rent schedules and lease incentives of the applicable leases.

NOTE H - RELATED PARTY TRANSACTIONS

During 2016, the Company, in the ordinary course of business, received commissions of $249,587 from a customer whose principal is a member of the Company. No amounts were due from this related party at year end. The managing member of the Company also holds an investment in a fund managed by this entity.

Notes to Consolidated Financial Statement
December 31, 2016

NOTE I - FINANCIAL INSTRUMENTS AND RISKS

In the normal course of its business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, credit risk, and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, interest rates, and the extent and timing of investor participation in the markets for both equities and interest-rate sensitive investments. Unexpected volatility or illiquidity in the markets could impair the Company's ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuations.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. As a nonclearing broker, the Company has its customers' transactions cleared through other broker-dealers pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including the inability to sell investments quickly or at close to fair value.

The net asset value of an investment fund does not take into account the effect of factors such as an investment fund's lock up and withdrawal policies, management, incentive and other fee structures, liquidity and current fair value of side-pocket investments, unfunded obligations and capital commitments. An investment fund's funding may be subject to various conditions and/or approval rights. Under certain circumstances, withdrawals from an investment fund may be limited or suspended (in whole or in part) as deemed necessary by the fund's investment manager. Substantial requests for withdrawals from an investment fund could cause the investment fund to liquidate positions sooner than would otherwise be desirable which could adversely affect the performance of the investment fund. In addition, regardless of the period of time in which withdrawals occur, the resulting reduction in an investment fund's net assets could make it more difficult for an investment fund to diversify its holdings and achieve its investment objectives.

As a nonclearing broker, the Company has its customers' transactions cleared through two broker-dealers pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss.

The Company keeps most of its cash with a major bank and/or its clearing brokers. The bank account balances often exceed the FDIC insurance limit. Cash balances at the clearing brokers are held primarily in money market mutual funds which are not covered by FDIC insurance.

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statement
December 31, 2016

NOTE J - RECONCILIATION OF ASSETS AND LIABILITIES TO FORM X-17A-5

The accompanying consolidated statement of financial condition as of December 31, 2016 is prepared in accordance with accounting principles generally accepted in the United States of America and differs from the accounting prescribed by the SEC's general instructions to Form X-17A-5 under which certain subsidiaries may not be consolidated.

A reconciliation of amounts reported herein by the Company to amounts reported by the Company on the unaudited Form X-17A-5 Part II filed with the SEC is as follows:

	Part II Form X-17A-5	Subsidiaries Consolidated	Adjustment/ Eliminations	Consolidated Statement of Financial Condition
ASSETS				
Cash and cash equivalents	$ 5,961,471	$ 2,014,918	$ 116,053	$ 8,092,442
Due from brokers	1,870,469	247,793	8,379	2,126,641
Investments owned, at fair value	263	356	35	653
Fixed assets, net	30,452	59,310	-	89,762
Investments in subsidiaries	6,935,292	-	(6,935,292)	-
Due from subsidiary	2,126	175,120	(177,246)	-
Due from Parent	-	3,906,430	(3,906,430)	-
Research credits receivable	338,506	-	-	338,506
Other assets	259,433	471,140	(124,465)	606,106
	$ 15,398,012	$ 6,875,066	$ (11,018,968)	$ 11,254,110
LIABILITIES				
Accounts payable and accrued expenses	$ 391,175	$ 526,211	$ -	$ 917,386
Research credits payable	470,584	74,101	-	544,685
Due to subsidiaries	3,906,431	175,120	(4,081,551)	-
Due to Parent	-	3,487	(3,487)	-
Due to brokers	526,663	285	-	526,948
Deferred rent	3,173	13,342	-	16,515
	5,298,026	792,546	(4,085,038)	2,005,534
MEMBERS' CAPITAL	10,099,986	6,082,520	(6,072,649)	10,109,857
Cumulative translation adjustment	-	-	(861,281)	(861,281)
	$ 15,398,012	$ 6,875,066	$ (11,018,968)	$ 11,254,110

NOTE I - Employee Benefit Plans

The Company has an agreement with a non-Government pension fund in accordance with which contributions are made twice a month. Contributions are calculated as a certain fixed percentage of the employees' salaries. These pension benefits are accumulated in the Fund during the employment period and distributed by the Fund subsequently. As such, all these benefits are considered as made under a defined contribution plan and are expensed as incurred. Accordingly, the Company has no long-term commitments to provide funding, guarantees, or other support to the Fund. There were no employer contributions to the plan for the year ended December 31, 2016.